[ING Funds Logo]

September 27, 2007

VIA EDGAR

Mr. Brion R. Thompson, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	ING Equity Trust
(File Nos. 333-56881; 811-8817)
ING Investment Funds, Inc.
(File Nos. 002-34552; 811-01939)

Dear Mr. Thompson:

This letter responds to comments provided to Kim Palmer and Jay Stamper on September 11, 2007, for Post-Effective Amendment Nos. 79 and 66 to the Registration Statements on Form N-1A for ING Equity Trust and ING Investment Funds, Inc. (“Registrants”), respectively. Our summary of the comments and our responses thereto are provided below.

The discussion below focuses on the Class A, Class B, Class C and Class M Prospectus. Conforming changes were made, where applicable, to the Class I and Class Q Prospectus and Class O Prospectus. In addition, attached is the requested Tandy Letter (Attachment A).

SUPPLEMENT DATED SEPTEMBER 28, 2007

1.	Comment: The Staff feels that it would be more appropriate to refer to the Supplement as the “Amendment dated September 28, 2007.”

Response: The Registrant appreciates the Staff’s comment, but feels that the current classification of the document is appropriate.

COMBINED CLASS A, CLASS B, CLASS C AND CLASS M PROSPECTUS

Investment Objective—(pg. 6—ING Fundamental Research Fund)

1.	Comment: The Staff noted that the “Risk” section includes “Convertible Securities” risk but there is no mention of convertible securities in the “Principal Investment Strategy” section.

Response: The Registrant has added the convertible securities language to the “Principal Investment Strategies” section.

2.	Comment: Please explain why the risk “Inability to Sell Securities” in the “Risk” section includes a mention of high yield securities when those securities are not mentioned in the strategy.

Response: The Registrant has removed the reference to high yield securities in the risk entitled “Inability to Sell Securities”.

How the Fund has Performed—(pg. 7—ING Fundamental Research Fund)

3.	Comment: The Staff noted that the Class B and Class C shares have less than one year of performance and, therefore, should not be included in the table entitled “Average Annual Total Returns.”

Response: The Registrant has removed any references to Class B and Class C shares from the table entitled “Average Annual Total Returns”.

Investment Objective—(pg. 8—ING LargeCap Growth Fund)

4.

Comment: The Staff noted that the “Principal Investment Strategies” section states that the Fund normally invests at least 80% of its total assets in equity securities of large companies included in the Standard & Poor’s 500®. The Staff’s position is that the index includes companies whose market capitalization may be considered low for a “large cap” fund.

Response: The Registrant has revised the disclosure to remove the reference to the index and added disclosure that for this Fund, large companies are those with market capitalizations of at least $3 billion.

Investment Objective—(pg. 16—ING Financial Services Fund)

5.	Comment: The Staff noted that the Risk entitled “Convertible and Debt Securities” includes a discussion of debt securities but there is no mention of debt securities in the “Principal Investment Strategies” section.

Response: The “Principal Investment Strategies” section includes a reference to convertible securities at the end of the final paragraph. The Registrant has removed the mention of debt securities from the risk entitled “Convertible and Debt Securities”.

Investment Objective—(pg. 20—ING MagnaCap Fund)

6.

Comment: The Staff noted that the principal investment strategies section states that the Fund normally invests at least 80% of its total assets in common stocks of large companies included in the Standard & Poor’s 500®. The Staff noted that the second paragraph mentions the Fund being able to invest in companies with a market capitalization of $1 billion or more. Please explain how $1 billion range is appropriate.

Response: The Registrant has revised the disclosure to include companies whose market capitalization is at least $3 billion.

Principal Investment Strategies—(pg. 24—ING Value Choice Fund)

7.	Comment: Third paragraph under “Principal Investment Strategies” mentions ADRs, but no other foreign securities. The “Risk” section includes a detailed discussion of foreign securities including emerging markets.

Response: The fourth paragraph of the section entitled “Principal Investment Strategies” states that the Fund may invest up to 35% in foreign securities.

What You Pay To Invest—(pg. 26)

8.	Comment: Please consider moving the footnotes 1-6 that appear under the table entitled “Fees You Pay Directly” to the end of the fee table discussion.

Response: The Registrants believe that the current presentation is clearer and helps to avoid confusion between the footnotes to the sections entitled “Fees You Pay Directly” and “Operating Expenses Paid Each Year by the Funds.” The Registrants appreciate the Staff’s comment; however, the Registrants believe that the disclosure is appropriate in its current location. Accordingly, no change has been made.

9.	Comment: Please explain what recoupment in the column entitled “Waivers, Reimbursements and Recoupments” involves.

Response: As described in the Statement of Additional Information, recoupment means that each Fund may at a later date reimburse ING Investments for management fees waived and other expenses assumed by ING Investments during the previous thirty-six (36) months, but only if, after such reimbursement, the Fund’s expense ratio does not exceed the percentage described above. ING Investments will only be reimbursed for fees waived or expenses assumed after the effective date of the expense limitation agreements.

What You Pay to Invest Class M shares—(pg. 28)

10.	Comment: The Staff noted that the “Acquired Fund Fees and Expenses” column in the table is missing.

Response: The Registrant has revised the table to include “Acquired Fund Fees and Expenses” column in the table for Class M shares.

11.	Comment: The Staff noted that footnote #2 should be footnote #3.

Response: The Registrant revised the column to include footnote #3 instead of #2.

12.	Comment: The Staff noted that the third sentence in the footnote #4 states that the fee waiver will continue through at least October 1, 2007 instead of October 1, 2008.

Response: The Registrant has revised the date to reflect October 1, 2008.

Performance of Similar Mid Cap Value Accounts Managed by Tradewinds (pg. 47 Management of the Funds—Advisers and Sub-Advisers)

13.	Comment: Please confirm that composites use actual expenses of accounts in the composites.

Response: The composite uses actual expenses. The Registrant revised the language to read: “Performance has been adjusted to reflect the operating costs and maximum Class A sales charge. The performance reflected in the MidCap Composite may be calculated differently than the method used for calculating Fund performance pursuant to SEC guidelines”.

Performance of Similar Small Cap Value Accounts Managed by NWQ (pg. 48 Management of the Funds—Advisers and Sub-Advisers)

14.	Comment: Please confirm that composites use actual expenses of accounts in the composites.

Response: The composite uses actual expenses. The Registrant revised the language to read: “Performance has been adjusted to reflect the operating costs and maximum Class A sales charge. The performance reflected in the Small Cap Composite may be calculated differently than the method used for calculating Fund performance pursuant to SEC guidelines”.

Performance of Similar SmallCap Value Accounts Managed by Kayne Anderson Rudnick Tradewinds (pg. 49 Management of the Funds—Advisers and Sub-Advisers)

15.	Comment: Please confirm that composites use actual expenses of the funds.

Response: The composite uses expenses. The Registrant revised the language to read: “Performance has been adjusted to reflect the operating costs and maximum Class A sales charge. The performance reflected in the Small Cap Composite may be calculated differently than the method used for calculating Fund performance pursuant to SEC guidelines”.

16.	Principal Investment Strategies—(pg. 24—ING Value Choice Fund)

The Staff was informed that on September 12, 2007, the Board of Trustees for ING Equity Trust approved a change to the “Principal Investment Strategies” section as follows:

The first sentence of the first paragraph has been deleted in its entirety and replaced with the following:

“Under normal market conditions, the Fund will invest in equity securities of companies with market capitalizations of any size.”

Should you have any questions or comments regarding this letter, please contact the undersigned at 480.477.2649.

Very truly yours,

__________________________

Paul A. Caldarelli

Counsel

ING U.S. Legal Services

Attachment

cc:	Huey P. Falgout, Jr., Esq.
ING Investments, LLC

Jeffrey S. Puretz, Esq.
Dechert LLP

Reza Pishva
Dechert LLP

Attachment A

[ING Funds Logo]

September 27, 2007

VIA EDGAR

Mr. Brion R. Thompson, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	ING Equity Trust
(File Nos. 333-56881; 811-8817)
ING Investment Funds, Inc.
(File Nos. 002-34552; 811-01939)

Dear Mr. Thompson:

ING Equity Trust and ING Investment Funds, Inc. (“Registrants”) are responsible for the adequacy and accuracy of the disclosure in this filing. Further, the Registrant recognizes that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing. Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480.477.2666. Thank you.

Regards,

__________________________

Huey P. Falgout, Jr.

Chief Counsel

ING U.S. Legal Services

Attachments

cc:	Jeffrey Puretz, Esq.
Dechert LLP